March 12, 2015

Ms. Jennifer Thompson

Ms. Yong Kim

Division of Corporation Finance

Securities and Exchange Commission

100F Street, NE

Mail Stop 7010

Washington, DC 20549

U.S.A.

Re:                 Qunar Cayman Islands Limited

Form 20-F for the Fiscal Year Ended December 31, 2013

Filed April 29, 2014

File No. 1-36144

Dear Ms. Jennifer Thompson and Ms. Yong Kim,

We provide the following response to the comment letter from the Staff of the Securities and Exchange Commission (the “SEC”) dated February 12, 2015 with respect to Form 20-F for the fiscal year ended December 31, 2013 of Qunar Cayman Islands Limited (the “Company”), which was filed on April 29, 2014 (the “2013 20-F”). For your convenience, the italicized paragraphs below restate the numbered paragraphs in the Staff’s comment letter, and the discussion set out below each such paragraph is the Company’s response to the Staff comments.

Form 20-F for fiscal year ended December 31, 2013

General

1.                                      As requested in our letter dated December 31, 2014, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: In providing the responses dated January 13, 2015 and the responses below, and in response to the SEC’s request, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filing with the SEC;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Company’s filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Item 4.B. Business Overview, page 43

Our Users, page 44

2.                                     We have reviewed your response to comment 1 in our letter dated December 31, 2014. If you believe disclosure of the conversion rate of the number of users into the number of qualified clicks or purchases will cause you competitive harm, please revise future filings to provide other disclosures that meet the objective of explaining to your investors how the metrics you present relate to your current or future results and any limitations of their effect on your results. For example, we assume the number of users would generally trend in the same direction as your revenue although there is not a direct relationship between the increase in web users and the increase in revenues. In your response, please provide us with your proposed disclosure for your next Form 20-F filing, or show us what your disclosure would have looked like had such disclosures been provided in your most recent Form 20-F.

Response: The Company respectfully advises the Staff that it has disclosed not only user but also active user information for both PC and mobile applications in its IPO prospectus on form F-1 as well as in its last annual report on form 20-F for the Fiscal Year Ended December 31, 2013 filed on April 29, 2014. The Company plans to make further disclosure in its annual report for fiscal year ended December 31, 2014 to be filed on Form 20-F (“2014 20-F”) in the ways set forth below and will explain how these metrics relate to its current and future results as well as any limitations of their effect on its results.

•                  The vast majority of the Company’s revenue derives from the products of three indicators: (1) the number of users multiplied by (2) average number of flight ticket or hotel room night transactions per user, and further multiplied by (3) revenue per flight ticket or hotel room night. The Company also has a small amount of revenue derived from other sources as had been disclosed in its 2013 20-F. As a result, the Company plans to disclose the following metrics regarding its operations in Item 4. Information On The Company — B. Business Overview (“Business”) and/or Item 5. Operating And Financial Review And Prospects (“MD&A”) in its 2014 20-F: average number of flight ticket transactions per web user, average number of hotel transactions per web user, average number of flight ticket transactions per mobile user and average number of hotel transactions per mobile user. The Company also plans to disclose revenue per flight ticket and hotel room night. During the four fiscal quarters ended December 31, 2014, average numbers of both flight tickets and hotel room nights per web user were stable from quarter to quarter while average numbers of both flight tickets and hotel room nights per mobile user increased significantly. Such increased mobile user activities have driven the overall revenue growth of the Company. The Company plans to include these disclosures in its 2014 20-F, which the Company believes is more robust than the disclosures made by its peer companies.

•                  The Company plans to enhance the relevant disclosure in Item 3. Key Information — Risk Factors (“Risk Factors”) and/or the MD&A by clearly stating that its revenue growth is affected by the three indicators described above and therefore may not fully mirror the same trend as any single indicator may demonstrate. The Company believes that, if it not only broadens its user base, but also increases the activeness and transaction frequency of its users, it will be able to continuously grow its revenue at a faster rate than the increase of its users.

The Company respectfully submits that it is unable to make an exact disclosure of the above operating metrics in this response letter because it is still in the process of preparing its financial and operating data for fiscal year ended December 31, 2014, but it plans to make disclosure in its 2014 20-F substantially in line with what is set forth above.

3.                                      Your responses to comments 1 and 2 in our letter dated December 31, 2014 indicate that you intend to focus on the following operating metrics in future filings: total estimated flight ticket (TEFT), total estimated hotel room night (TEHR), revenue per flight, and revenue per hotel room night. Please address the following comments:

• Please tell us and disclose how each metric is calculated. In this regard, we note the explanation of how TEFT and TEHR are calculated on page 75 of your Form 20-F, but we did not see a similar disclosure for the calculations of revenue per flight and revenue per hotel room night.

Response: The Company will disclose in its 2014 20-F that revenue per flight ticket is defined as total revenue derived from flight tickets divided by the TEFT and revenue per hotel room night is defined as total revenue derived from hotel room nights divided by TEHR.

• Please tell us and disclose a Plain English explanation of why management believes each of these specific metrics is useful for understanding your results and any limitations on the calculation of these metrics or their correlation to your results. For example, it appears that TEFT and TEHR are both estimated numbers based on the names of these metrics; please disclose which portion of these metrics is estimated and the limitation of using estimated operating metrics to interpret your results. As another example, TEFT and TEHR appear to be complex measurements of the volume of transactions that generate revenue for you; given their complexity, please tell us and disclose further explanation of why management uses these specific metrics and how they are useful for understanding your results. In this regard, please explain why the denominator in both of these metrics represents qualified clicks from SaaS as a percentage of total qualified clicks since it appears from your disclosures that you generate P4P services revenue from both large TSPs who maintain their own online reservation systems and smaller TSPs who use your SaaS system. Similarly, please explain how these metrics consider that you generate P4P services revenue under both cost-per-click and cost-per-sale models.

Response: The Company respectfully advises the Staff that TEFT and TEHR represent the Company’s online travel transaction volumes generated by its users, which enables investors to directly compare the Company’s business with other online travel service providers such as Ctrip.com International, Ltd. (CTRP) and eLong, Inc. (LONG) and evaluate the Company’s market share by volume. In addition, revenue per flight ticket and revenue per hotel room night directly demonstrate the Company’s pricing power and revenue-generating capabilities.

Due to the following reasons, the Company further advises the Staff that, although the metrics TEFT and TEHR are “estimated” metrics, these metrics are highly representative of the actual transaction numbers —

(1)         for transactions completed on the Company’s customers’ webpages hosted on the Company’s SaaS platform, the Company is able to record and analyze accurate data regarding the conversion rate from qualified clicks to final purchases; and

(2)         more importantly, the percentage of transactions completed on the Company’s SaaS platform has consistently increased in the past few quarters and has now accounted for a significant majority of all transactions. As the Company stated in its response letter dated February 13, 2015,

“The Company’s SaaS system has significantly expanded, which covers all products and services offered on its mobile platform, and has become increasingly dominant in the provision of service to its users. As a result, the Company has completed the vast majority of transactions on its own platform, rather than direct the users to its customers’ websites, and is able to set its CPC and CPS pricing based on the information collected from these transactions so as to enable the Company’s customers to evaluate effectiveness of marketing channels. In the meantime, more accurate data collection and transaction estimation are made possible through the Company’s SaaS system. The two new metrics that the Company started to use for measuring its P4P services in late 2013 and disclosed on page 75, Total Estimated Flight Ticket, or TEFT, and Total Estimated Hotel Room-night volume, or TEHR, are essentially benchmarked against SaaS by using volumes sold on SaaS to estimate total volume that the Company sold, assuming the conversion rate for clicks into purchases on its SaaS system is the same as the overall conversion rate.”

With the vast majority of the transactions completed on its SaaS platform, which accounted for approximately 90% of all qualified clicks for flight tickets and 75% of all qualified clicks for hotel room nights purchase for the fiscal year ended December 31, 2014, and 94% of flight tickets and 89% of hotel room nights for the fourth quarter of fiscal year ended December 31, 2014, the Company believes that both the TEFT & TEHR, the formula for the calculation of which have already been disclosed in the 2013 20-F, are highly representative of the actual transaction numbers.

The Company further advises the Staff that the estimated portions of the TEFT and TEHR are also quite reliable. To better serve its TSP customers and more accurately price its CPC services by assessing the final completed transactions facilitated through its platform, the Company has in the past conducted regular surveys with its TSP customers to collect sample data of the conversion rate from qualified clicks to final purchases on such third party TSP customers’ websites. Such sample data showed substantially the same conversion rates on the Company’s SaaS platform as on its TSP customers’ websites.

• We note that you do not disclose the actual RMB value of “revenue per hotel night” or “revenue per flight” on page 75 of your Form 20-F; instead, you only disclose the percentage change from period to period. Given the importance of these measures to understanding your operating results, please confirm that you will disclose the RMB value of these measures in future filings or tell us why such disclosure is not beneficial to your investors.

Response: The Company respectfully advises the Staff that it plans to explicitly disclose the RMB value of the revenue per flight ticket and revenue per hotel room night data in its 2014 20-F.

• In your response, please provide us with your proposed disclosure for your next Form 20-F filing, or show us what your disclosure would have looked like had such disclosures been provided in your current Form 20-F.

Response: The Company respectfully advises the Staff that it plans to make the disclosures in its 2014 20-F substantially in line with what is set forth above.

Item 5.A. Operating Results, page 74

Revenues, page 74

4.                                      We have reviewed your response to comment 7 from our letter dated December 31, 2014. Notwithstanding the fact that you will remove search query metrics from future filings, it is unclear from your response whether consumer use of your mobile platform results in fewer revenue-generating transactions or lower profitability than your web platform. Given the general trend of increasing consumer use of mobile platforms, if use of your mobile platform results in fewer revenue-generating transactions or lower profitability than your web platform, and if the mix of platforms used by consumers changes from period to period, it appears that disclosure of this matter would be required to address trends and uncertainties in your results of operations. Please tell us the following:

• Confirm our assumption, if true, that you experienced a trend of significantly increased use of your mobile platform from the year ended December 31, 2012 to the year ended December 31, 2014.

Response: The Company confirms that it experienced a significant increase in the number of mobile users and a significant increase in use of its mobile platform from the year ended December 31, 2012 to the year ended December 31, 2014.

• Explain to us in reasonable detail whether this trend of significantly increased use of your mobile platform impacted your revenue or profitability on a per user basis, a per transaction basis, or based on any other relevant metric that management uses to monitor the performance of your business.

Response: The Company respectfully advises the Staff that, as disclosed in its quarterly financial results released on May 15, August 22 and December 1, 2014, revenues derived from its mobile platform contributed to 37% of the Company’s total revenues for the first nine months of 2014. Transactions completed on the Company’s mobile platform contributed to 42% of the total flight tickets and hotel room nights transaction volumes and 40% of its total flight tickets and hotel room nights revenues for the first nine months of 2014. The trend continues for the fourth quarter of 2014. The Company generates revenue from every transaction completed on its mobile platform. As the data indicate, the Company realizes significant revenue from its mobile platform and the growth of such revenue follows the same pattern as its mobile transaction volume. The Company plans to include these disclosures in its 2014 20-F, which the Company believes is more robust than the disclosures made by its peer companies.

The Company further advises the Staff that, as it stated in its response to comment 2 above, it plans to disclose in its 2014 20-F certain new metrics regarding its Web and mobile operations: average number of flight tickets per web user, average number of hotel room nights per web user, average number of flight tickets per mobile user and average number of hotel room nights per mobile user. The trend for the four fiscal quarters ended December 31, 2014 will show that average numbers of both flight tickets and hotel room nights per web user were stable from quarter to quarter while average numbers of both flight tickets and hotel room nights per mobile user increased significantly over these four fiscal quarters.

In line with industry trend, the Company’s mobile users are more active and the average number of transactions per user increased more quickly on its mobile platform than on its Web platform during the fiscal year ended December 31, 2014. If the general industry trend of shifting to mobile platform continues and if the Company is able to continue to increase the user activeness and transaction frequency on its mobile platform, the Company believes that it will be able to continue to grow its revenue even if the revenue per transaction completed on its mobile platform remains stable. The Company further advises the Staff that it does not have segment reporting to show the profitability of its mobile platform because the cost of revenues and most of the associated product developments, sales and marketing and general and administrative expenses cannot be separated and properly allocated to the Web and mobile platforms, which is in line with industry practice.

•                  Based on your response to the above two bullet points, describe to us in reasonable detail the disclosures that you expect to make within MD&A in your upcoming Form 20-F concerning this matter.

Response: The Company respectfully advises the Staff that the Company plans to make a disclosure in its 2014 20-F substantially in line with the answers provided in response to the above two bullet points.

5.                                      We have reviewed your response to the first bullet point of comment 9 in our letter dated December 31, 2014. You state that the analysis of changes of the breakdown of cost of sales in terms of revenue is less meaningful to investors since certain types of expenses categorized as cost of revenue are relatively fixed and not directly related to revenue. We assume that because of this, your cost of sales as a percentage of revenue may decrease although revenues increase, and we believe this is useful information to share with your investors. In this regard, a brief discussion explaining that data acquisition costs, bandwidth and server hosting and depreciation costs are relatively fixed and do not change or increase at the same rate as revenues increase will help readers understand the changes in these percentages.

Response: The Company respectfully advises the Staff that it already had a detailed disclosure of the breakdown of its cost of revenues on page 77 of its 2013 20-F and for each of the line items of its cost of revenues, it also provided explanation of its nature, its relationship to revenue and the factors influencing its increase or decrease.  The Company plans to add a brief discussion in its 2014 20-F on whether each of these cost of revenue line items will be increasing at the same rate as its revenue increases and the reason associated. However, since it is still in the process of preparing its financial and operating data for fiscal year ended December 31, 2014, the Company submits that the proposed disclosures set forth above are subject to updates and revisions and may differ from the final disclosure to be contained in its 2014 20-F.

Should you have any questions regarding the foregoing or require additional information, please contact me at fax number (86-10) 5760-3530 or email address sam.sun@qunar.com, Mr. Li He of Davis Polk & Wardwell LLP at telephone number (86-10) 8567-5005 or email address li.he@davispolk.com or Mr. Liang Tao of Davis Polk & Wardwell LLP at telephone number (852) 2533-3361 or email address liang.tao@davispolk.com.

Sincerely,

By:	/s/ Sam Hanhui Sun
Name:	Sam Hanhui Sun
Title:	Chief Financial Officer

Cc: Li He, Davis Polk & Wardwell LLP